1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC April 2011 Sales Report
Hsinchu, Taiwan, R.O.C. — May 10, 2011 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for April 2011: On an unconsolidated basis, net sales were approximately NT$36.23 billion, a decrease of 0.4 percent over March 2011 and an increase of 10.9 percent over April 2010. Revenues for January through April 2011 totaled NT$138.78 billion, an increase of 13.9 percent compared to the same period in 2010.
On a consolidated basis, net sales for April 2011 were approximately NT$ 37.13 billion, a decrease of 0.5 percent over March 2011 and an increase of 9.8 percent over April 2010. Revenues for January through April 2011 totaled NT$142.5 billion, an increase of 13.1 percent compared to the same period in 2010.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease)%
April	36,231	32,683	10.9
January through April	138,779	121,857	13.9

*	Year 2011 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease)%
April	37,127	33,809	9.8
January through April	142,504	125,996	13.1

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
May 10, 2011
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Apr., 2011.
1) Sales volume (in NT$ thousand)

Period	Items	2011	2010
Apr.	Net sales	36,230,359	32,683,232
Jan.-Apr.	Net sales	138,778,837	121,857,740
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	April	Bal. as of period end
TSMC’s subsidiaries	32,114,341	—	7,166,000
3) Endorsements and guarantees : None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	2,173,911	5,285,483	—	—	—	—	—
	Mark to Market Profit/Loss	—	7,326	43,932	—	—		—	—
	Unrealized Profit/Loss	—	15,159	43,932	—	—		—	—
Expired Contracts	Notional Amount	—	54,819,966	25,367,630	—	—	—	—	—
	Realized Profit/Loss	—	(134,926)	(187,997)	—	—		—	—
     TSMC’s subsidiary — TSMC Partners
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	5,427,739	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(19,776)	—	—	—		—	—
	Unrealized Profit/Loss	—	(19,776)	—	—	—		—	—
Expired Contracts	Notional Amount	—	1,579,160	—	—	—	—	—	—
	Realized Profit/Loss	—	(7,263)	—	—	—		—	—
     TSMC’s subsidiary — TSMC China
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	3,772,912	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(44,829)	—	—	—		—	—
	Unrealized Profit/Loss	—	(45,555)	—	—	—		—	—
Expired Contracts	Notional Amount	—	2,617,388	—	—	—	—	—	—
	Realized Profit/Loss	—	(1,965)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 10, 2011	By	/s Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer